

82-34643
Rule 12g3-2(b) File No. ~~82-5490~~

Media release

Unaxis sales increase 15 percent in 2004. Market-related downturn in fourth quarter orders received. Future core businesses in thin film and vacuum technology show stable development. Heavy corporate operating loss accruing from Display Technology and goodwill impairment at Assembly & Packaging (ESEC).

Pfäffikon SZ, February 1, 2005 – Unaxis increased its sales by 15 percent to CHF 1,850 million (2003: CHF 1,610 million). With pronounced market weakening in certain segments, the amount of orders received in 2004 was CHF 1,778 million, similar to the previous year's figure (2003: CHF 1,788 million).

Stable business development by future core businesses in thin film and vacuum technology

Sales by the future core businesses – Coating Services (Balzers), Vacuum Solutions (Leybold Vacuum), Data Storage Solutions, and Components and Special Systems – increased to CHF 1,282 million in 2004 (2003: CHF 1,181 million). Orders received were CHF 1,211 million, on a par with the previous year's figure (CHF 1,216 million). In a demanding market climate, operating result for thin film and vacuum technology could be maintained at CHF 120 million, comparable to the year before. Further development of the future core businesses in thin film and vacuum technology will involve stronger exploitation of organic growth potential, geographical expansion, and thrust into new application areas.

Coating Services (Balzers) achieved total sales of CHF 367 million in 2004. This corresponds to a 16 percent increase on the previous year (2003: CHF 315 million).

Vacuum Solutions (Leybold Vacuum) improved its sales by 10 percent on the previous year, to CHF 379 million (2003: CHF 345 million). Orders received amounted to CHF 365 million, as in the previous year (2003: CHF 365 million).

Unaxis Management Inc.
Churerstrasse 120
P.O. Box
CH-8808 Pfäffikon SZ
Telephone +41 58 360 96 96
Fax +41 58 360 91 96
www.unaxis.com

 Data Storage Solutions recorded a market-related 29 percent decline in sales to CHF 208 million, following a very good year in 2003 (2003: CHF 293 million). There was a 42 percent reduction in the amount of orders received, to CHF 170 million (2003: CHF 293 million).

Sales by the *Components and Special Systems* segment clearly improved in the 2004 financial year, rising by 44 percent to CHF 328 million (2003: CHF 228 million). The amount of orders received by the segment rose by 27 percent to CHF 309 million (2003: CHF 243 million).

Future Semiconductor Equipment activities show increased sales and almost neutral operating result before restructuring expenses and goodwill impairment at Assembly & Packaging (ESEC)

Sales from the future Semiconductor Equipment[1] activities consisting of Wafer Processing and Assembly & Packaging (ESEC) saw an on-year increase of 42 percent, to CHF 462 million (2003: CHF 326 million), while the amount of orders received rose by 15 percent to CHF 437 million (2003: CHF 379 million). Despite market weakness in the second half of 2004, an almost neutral operating result of around CHF -5 million was achieved prior to restructuring expenses approximating CHF 20 million and goodwill impairment of about CHF 150 million. The Semiconductor Equipment segment will be developed into an independent provider of Wafer Processing and Assembly & Packaging equipment, with the aim of ensuring sustained competitiveness and profitable growth.

Reappraisal of current projects by the new management team discovers significantly higher losses at Display Technology

The new corporate management team fundamentally reappraised and evaluated Display Technology projects at the end of the year, giving special consideration to project-related risks. Display Technology thus posted a strongly negative operating result on the order of CHF –300 million, a figure that includes restructuring costs and value adjustments to fixed assets of around CHF 60 million.

[1] Display Technology will be reported as part of the Semiconductor Equipment segment in the 2004 annual accounts.

Unaxis Management Inc. Telephone +41 58 360 96 96
Churerstrasse 120 Fax +41 58 360 91 96
P.O. Box www.unaxis.com
CH-8808 Pfäffikon SZ

Display Technology and goodwill impairment at Assembly & Packaging (ESEC) lead to heavy net operating loss

Unaxis expects a negative consolidated operating result for 2004 on the order of CHF -140 million ahead of restructuring costs and impairments. Accounting for impairments and provisions for restructuring costs of around CHF –230 million leaves a negative operating result of around CHF –370 million (2003: CHF 16 million).

Unaxis is convinced that financial adjustments and the restructuring measures introduced have prepared the ground for successful implementation of the corporate strategy decided in late 2004.

Attachment: Key figures tables

This media release is based on information currently available to management. The forward-looking statements contained herein could be substantially impacted by risks and influences that are not foreseeable at present, so that actual results may vary materially from those anticipated, expected, or projected.

Unaxis will provide detailed information about the year-end accounts at the press conference to be held on Tuesday, March 22, 2005 at the SWX Swiss Exchange, Zurich.

For further information, please contact:

Unaxis Management Inc.
Media Relations
Nicolas Weidmann
Tel. +41 58 360 96 05
Fax +41 58 360 91 93
E-mail media.relations@unaxis.com

Unaxis Management Inc.
Investor Relations
Dr. Philipp Gamper
Tel. +41 58 360 96 22
Fax +41 58 360 91 93
E-mail investor.relations@unaxis.com

Group profile

	Thin-film and vacuum technology				
Segments	Coating Services	Vacuum Solutions	Data Storage Solutions	Components and Special Systems	
Divisions				Optics	Space Technology
Brands	Balzers	Leybold Vacuum	Unaxis	Unaxis	Contraves Space

Semiconductor technology		
Semiconductor Equipment		
Wafer Processing	Assembly & Packaging	Display Technology
Unaxis	ESEC	Unaxis

Unaxis – a globally leading high-tech company

Unaxis (SWX: UNAX) is a globally leading provider of production systems, components, and services for high-technology products based on core competencies in thin-film and vacuum technology. Unaxis' commercial activities center on high-growth sectors such as protective coatings for precision tools and components (Coating Services), systems for producing vacuum and conveying process gases (Vacuum Solutions), production systems for data storage devices (Data Storage Solutions), optical components (Optics), and aerospace technology (Space Technology). Unaxis also deploys its core competencies as a major provider of semiconductor technology (Semiconductor Equipment). Unaxis currently employs approximately 6,500 individuals and, in its 2003 financial year, achieved sales of CHF 1,610 million. The company, headquartered in Pfäffikon SZ, Switzerland, has a globe-spanning infrastructure that encompasses centers of competency for research, development, and production in Europe, Asia, and the USA, as well as 80 subsidiaries in 25 countries.

Unaxis Management Inc.
Churerstrasse 120
P.O. Box
CH-8808 Pfäffikon SZ

Telephone +41 58 360 96 96
Fax +41 58 360 91 96
www.unaxis.com

Key figures for the 2004 financial year

Consolidated total

In CHF million	2004					2003				
	Q1-Q4	**Q4**	**Q3**	**Q2**	**Q1**	Q1-Q4	Q4	Q3	Q2	Q1
Orders received	**1,778**	313	375	511	579	1,788	642	383	389	374
Orders on hand	**494**	494	537	659	692	575	575	406	413	417
Sales	**1,850**	347	496	538	469	1,610	462	388	394	366

Coating Services segment (Balzers)

In CHF million	2004					2003				
	Q1-Q4	Q4	Q3	Q2	Q1	Q1-Q4	Q4	Q3	Q2	Q1
Sales	**367**	96	89	94	88	315	81	75	82	78

Vacuum Solutions segment (Leybold Vacuum)

In CHF million	2004					2003				
	Q1-Q4	Q4	Q3	Q2	Q1	Q1-Q4	Q4	Q3	Q2	Q1
Orders received	**365**	87	93	92	94	365	94	84	99	88

In CHF million	2004					2003				
	12/31	Q4	Q3	Q2	Q1	12/31	Q4	Q3	Q2	Q1
Orders on hand	**36**	36	38	52	55	51	51	47	51	37

In CHF million	2004					2003				
	Q1-Q4	Q4	Q3	Q2	Q1	Q1-Q4	Q4	Q3	Q2	Q1
Sales	**379**	88	107	94	91	345	89	88	86	83

Unaxis Management Inc. Telephone +41 58 360 96 96
Churerstrasse 120 Fax +41 58 360 91 96
P.O. Box www.unaxis.com
CH-8808 Pfäffikon SZ

Data Storage Solutions segment

In CHF million	2004					2003				
	Q1-Q4	Q4	Q3	Q2	Q1	Q1-Q4	Q4	Q3	Q2	Q1
Orders received	170	18	28	58	66	293	64	58	98	74

In CHF million	2004					2003				
	12/31	Q4	Q3	Q2	Q1	12/31	Q4	Q3	Q2	Q1
Orders on hand	12	12	25	33	52	52	52	70	99	92

In CHF million	2004					2003				
	Q1-Q4	Q4	Q3	Q2	Q1	Q1-Q4	Q4	Q3	Q2	Q1
Sales	208	30	36	76	66	293	80	88	90	35

Components and Special Systems segment

In CHF million	2004					2003				
	Q1-Q4	Q4	Q3	Q2	Q1	Q1-Q4	Q4	Q3	Q2	Q1
Orders received										
Optics	207	16	36	85	70	160	62	43	27	28
Space Technology (Contraves Space)	102	18	31	11	43	83	40	17	9	17
Total	309	34	67	96	112	243	103	60	35	45

In CHF million	2004					2003				
	12/31	Q4	Q3	Q2	Q1	12/31	Q4	Q3	Q2	Q1
Orders on hand										
Optics	35	35	72	103	80	61	61	45	34	31
Space Technology (Contraves Space)	149	149	171	172	177	144	144	141	143	150
Total	184	184	243	275	258	205	205	185	177	181

In CHF million	2004					2003				
	Q1-Q4	Q4	Q3	Q2	Q1	Q1-Q4	Q4	Q3	Q2	Q1
Sales										
Optics	231	50	67	61	52	124	44	32	23	25
Space Technology (Contraves Space)	98	40	32	16	10	104	36	19	16	32
Total	328	91	99	77	62	228	80	51	39	57

Unaxis Management Inc.
Churerstrasse 120
P.O. Box
CH-8808 Pfäffikon SZ

Telephone +41 58 360 96 96
Fax +41 58 360 91 96
www.unaxis.com

Semiconductor Equipment segment

In CHF million	2004					2003				
	Q1-Q4	Q4	Q3	Q2	Q1	Q1-Q4	Q4	Q3	Q2	Q1
Orders received										
Wafer Processing	**203**	29	67	58	49	179	78	27	31	43
Assembly & Packaging (ESEC)	**234**	27	28	91	87	200	81	44	33	42
Display Technology	**129**	21	3	21	84	183	140	33	8	2
Total	**567**	78	98	171	220	562	299	104	73	86

In CHF million	2004					2003				
	12/31	Q4	Q3	Q2	Q1	12/31	Q4	Q3	Q2	Q1
Orders on hand										
Wafer Processing	**71**	71	99	79	82	66	66	37	54	63
Assembly & Packaging (ESEC)	**14**	14	19	53	54	47	47	27	14	18
Display Technology	**176**	176	112	167	191	153	153	38	17	25
Total	**261**	261	230	299	327	267	267	102	84	106

In CHF million	2004					2003				
	Q1-Q4	Q4	Q3	Q2	Q1	Q1-Q4	Q4	Q3	Q2	Q1
Sales										
Wafer Processing	**195**	54	47	59	36	161	47	43	42	30
Assembly & Packaging (ESEC)	**267**	32	62	92	82	165	59	29	36	41
Display Technology[2]	**105**	-43	57	46	46	94	25	12	16	41
Total	**568**	42	166	196	163	420	131	85	94	111

[2] As a consequence of the revised risk assessment at the end of the year and estimated outstanding expected costs of fulfilling orders, the Display Technology division has corrected its reported sales according to the percentage of completion (POC) method. This has resulted in negative sales of CHF 43 million for the fourth quarter of 2004.

Unaxis Management Inc. Telephone +41 58 360 96 96
Churerstrasse 120 Fax +41 58 360 91 96
P.O. Box www.unaxis.com
CH-8808 Pfäffikon SZ